Exhibit 99.1

Sapiens to be acquired by Advent for $2.5 Billion

Sapiens shareholders to receive $43.50 per share in cash, a 64% premium to Sapiens’ undisturbed closing share price of $26.52 on August 8, 2025

KEY HIGHLIGHTS

●	Sapiens shareholders will receive $43.50 per share in cash, representing a premium of approximately 64% over Sapiens’ undisturbed closing share price of $26.52 on August 8, 2025.

●	Transaction values Sapiens at approximately $2.5 billion.

●	Advent’s investment will accelerate Sapiens’ innovation in SaaS-based insurance solutions.

Rochelle Park, NJ, USA, August 13, 2025: Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS, “Sapiens” or the “Company”), a global leader in intelligent SaaS-based software solutions to the insurance industry, today announced that it has entered into a definitive agreement (the “Agreement”) to be acquired by Advent, a leading global private equity investor, for $43.50 per common share, in an all-cash transaction that values Sapiens at an equity value of approximately $2.5 billion.

Existing Sapiens shareholder Formula Systems (1985) Ltd. (“Formula”) will retain a minority stake in the Company.

Strategic Rationale and Benefits

This strategic combination marks a significant milestone in Sapiens’ journey, enabling the company to accelerate its innovation roadmap and expand its global reach. Advent’s deep expertise and resources will empower Sapiens to deliver even greater value to its customers, employees, and partners. Together, Sapiens and Advent will drive digital transformation in the insurance technology sector, leveraging Sapiens’ robust technology and Advent’s operational expertise to help unlock new solutions and enhance customer outcomes.

“This transaction marks a significant milestone in Sapiens’ journey, reinforces the success of our strategy, our commitment to delivering exceptional value to our customers, and the strength of our global team. Following a deliberate process, the Board of Directors approved this transaction, which delivers an excellent outcome for Sapiens’ shareholders, providing them a substantial cash value at an attractive premium,” said Roni Al-Dor, Chief Executive Officer of Sapiens. “We are excited to enter the next chapter for Sapiens in partnership with Advent to continue supporting insurance carriers with their entire transformation journey, delivering the product innovation and service excellence they expect from us. Sapiens remains fully committed to being a global leader in SaaS, digital, and AI-driven insurance software solutions across Life, Pension & Annuities and P&C markets.”

Douglas Hallstrom, Director at Advent, said, “We are delighted to partner with Sapiens to support its next phase of innovation. Insurers are increasingly turning to technology to help unlock growth and profitability, drive innovation and improve business resilience – with Sapiens a critical partner in enabling this for market leading insurers globally. We will work with the company to accelerate investment into technology innovation, AI, and customer centricity. This transaction comes at a critical time of market change, and we believe Sapiens will more effectively be able to navigate this in a private setting.”

Guy Bernstein, CEO at Formula, said, “Formula will continue to retain ownership in Sapiens and is excited to partner with Advent to accelerate the transition to AI and SaaS, delivering the next generation of insurance solutions for our customers. This partnership builds on Formula’s longstanding commitment to innovation while bringing in Advent’s global expertise and resources. Customers can be assured that the trusted relationships, service quality, and industry leadership they have relied upon will remain, strengthened by a shared vision for driving the future of insurance technology”

Transaction Details

Under the terms of the Agreement, which has been unanimously approved by Sapiens’ Board of Directors, Sapiens shareholders will receive $43.50 per common share in cash, representing a premium of approximately 64% over Sapiens’ undisturbed closing share price of $26.52 on August 8, 2025, and a premium of approximately 51% to both the 30-day and 60-day volume-weighted average price as of August 8, 2025 .

Upon completion of the transaction, Sapiens’ common shares will no longer be publicly listed, and Sapiens will become a privately held company.

Advent has arranged committed debt and equity financing commitments for the purpose of financing the transaction, providing a high level of closing certainty. Funds advised by Advent have committed an aggregate equity contribution of $1.3 billion on the terms and subject to the conditions set forth in the signed equity commitment letters.

The transaction is expected to close in Q4 2025 or Q1 2026, subject to the satisfaction of customary closing conditions, including approval by Sapiens’ shareholders and receipt of regulatory approvals.

Sapiens’ Board of Directors, acting upon the recommendation of a special committee of the Board of Directors, has unanimously approved the Agreement and the transaction and resolved to recommend approval of the Agreement and the transaction by Sapiens’ shareholders.

The foregoing description of the Agreement and the transactions contemplated thereby is subject to, and is qualified in its entirety by reference to, the full terms of the Agreement, which Sapiens will be filing on Form 6-K.

Advisors

William Blair & Company, L.L.C. is acting as financial advisor to Sapiens, and Latham & Watkins LLP and Meitar Law Offices are acting as legal counsel to Sapiens.

Citi is acting as financial advisor to Advent, and Kirkland & Ellis LLP and Herzog Fox Neeman are acting as legal counsel to Advent.

Sapiens will forgo its Q2 2025 Earnings Call and issue a press release with its Q2 2025 financial results on August 13, 2025.

About Sapiens

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit sapiens or follow us on LinkedIn.

About Advent

Advent is a leading global private equity investor committed to working in partnership with management teams, entrepreneurs, and founders to help transform businesses. With 16 offices across five continents, we oversee more than USD $94 billion in assets under management* and have made over 430 investments across 44 countries.

Since our founding in 1984, we have developed specialist market expertise across our five core sectors: business & financial services, consumer, healthcare, industrial, and technology. This approach is bolstered by our deep sub-sector knowledge, which informs every aspect of our investment strategy, from sourcing opportunities to working in partnership with management to execute value creation plans. We bring hands-on operational expertise to enhance and accelerate businesses.

As one of the largest privately-owned partnerships, our 660+ colleagues leverage the full ecosystem of Advent’s global resources, including our Portfolio Support Group, insights provided by industry expert Operating Partners and Operations Advisors, as well as bespoke tools to support and guide our portfolio companies as they seek to achieve their strategic goals.

To learn more, visit our website or connect with us on LinkedIn.

*	Assets under management (AUM) as of March 31, 2025. AUM includes assets attributable to Advent advisory clients as well as employee and third-party co-investment vehicles.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes certain disclosures which contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those statements related to the merger, including financial estimates and statements as to the expected timing, completion and effects of the transactions contemplated by the Agreement, including the proposed merger. You can identify forward-looking statements because they contain words such as “expect,” “believe,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “forecast,” “outlook” and variations of these terms or the negative of these terms and similar expressions. Forward-looking statements, including statements regarding the merger, are based on Sapiens’ current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this press release, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between Sapiens and Advent: (i) the completion of the merger on the anticipated terms and timing, including obtaining required shareholder and regulatory approvals, and the satisfaction of other conditions to the completion of the merger; (ii) potential litigation relating to the merger that could be instituted against Sapiens or its directors, managers or officers, including the effects of any outcomes related thereto; (iii) the risk that disruptions from the merger (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm the Company’s business, including current plans and operations, including during the pendency of the merger (iv) legislative, regulatory and economic developments; (v) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect the Company’s financial performance; (vi) certain restrictions during the pendency of the merger that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (vii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, outbreaks of war or hostilities, as well as management’s response to any of the aforementioned factors; (viii) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger, including in circumstances requiring the Company to pay a termination fee; (x) those risks and uncertainties set forth under the headings “Special Note Regarding Forward Looking Statements” and “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by the Company with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xi) those risks that will be described in the proxy statement that will be filed with the SEC and available from the sources indicated below.

These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement that will be filed with the SEC in connection with the merger. There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. The forward-looking statements relate only to events as of the date on which the statements are made. The Company does not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this communication that could cause actual results to differ. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect the Company.

Important Additional Information and Where to Find It

This communication is being made in connection with the merger. In connection with the merger, the Company plans to file a proxy statement and certain other documents regarding the merger with the SEC. In addition, since the merger proposal constitutes a “going private transaction” subject to the requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934, a Schedule 13E-3 will be filed as required with the SEC. All shareholders are urged to read the Schedule 13E-3, the Information Statement and any other definitive materials accompanying those documents before casting any vote at (or providing any proxy for) the special meeting of the shareholders. Shareholders may obtain such documents free of charge when they are furnished to the SEC and become available at the Web site maintained by the SEC (http://www.sec.gov).

Contacts

For Sapiens
Investor and Media Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations, Sapiens
Mobile: +1 917-533-4782
Email: Yaffa.cohen-ifrah@sapiens.com

For Advent

Teneo

Advent@teneo.com

www.teneo.com